Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
COUCHBASE, INC.

Couchbase, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:
1.The Company was originally incorporated under the name of Northscale, Inc., and the original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on September 22, 2008.
2.This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors of the Company and the stockholders of the Company.
3.Section 1 of Article IX of the Company’s Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:
“Section 1.    To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.”
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company to be signed by a duly authorized officer of the Company, on June 3, 2024.

By:	/s/ MATTHEW M. CAIN
Matthew M. Cain
President and Chief Executive Officer